Exhibit 2.7

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Ceres Global Ag Corp. (“Ceres” or the “Corporation”) 33 Yonge Street, Suite 600 Toronto, Ontario M5E 1G4
Item 2	Date of Material Change
June 30, 2014
Item 3	News Release

A news release in respect of the material change described in this Report was issued by the Corporation on June 30, 2014. The news release was distributed in Canada through Canada Newswire and was filed on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the text of the news release is attached as Schedule “A”.

Item 4	Summary of Material Change

Ceres and Macquarie Bank Ltd. (“Macquarie”) have entered into a senior secured term loan agreement dated June 30, 2014, pursuant to which Macquarie has provided the Corporation with a loan in the amount of US$20 million.

Item 5	Full Description of Material Change

On June 30, 2014, Ceres announced that it has received a senior secured term loan for US$20 million from Macquarie Bank Ltd. The loan will provide financing for a term of up to 12 months with interest of 7.25% per annum in the first six months and 11% per annum in the second six months. The proceeds of the loan will be used to fund further development and construction at the Corporation’s Northgate Commodity Logistics Centre.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable
Item 7	Omitted Information
Not Applicable
Item 8	Executive Officer
Further information can be obtained from Michael Detlefsen, President and Chief Executive Officer of the Corporation, at 416-572-7631.
Item 9	Date of Report
July 8, 2014

Schedule A

Ceres Global Ag Corp. Announces Receipt of $20mm Senior Secured Financing

Toronto, ON, June 30, 2014 – Ceres Global Ag Corp. (“Ceres” or the “Corporation”) (TSX: CRP) announces that it has received a senior secured term loan for US$20 million from Macquarie Bank Ltd. (the “Lender”).  The loan will provide financing for a term of up to 12 months with interest of 7.25% per annum in the first six months and 11% in the second six months.

The proceeds of the loan will be used to fund further development and construction at the Corporation’s Northgate Commodity Logistics Centre (“Northgate”).

“This financing represents a key milestone for the Corporation as it moves forward with the next phase of construction at Northgate,” said Michael Detlefsen, CEO of Ceres. “With this capital now secured, we plan to complete the horizontal build‐out of the terminal then move toward construction of temporary transloaders for both grain and oil shipments.”

CIBC World Markets Inc. acted as the financial advisor to Ceres on the transaction.

About Ceres Global Ag Corp. (ceresglobalagcorp.com)

Ceres Global Ag Corp. is a Toronto‐based company focused on two primary businesses: a Grain Storage, Handling and Merchandising unit, anchored by its 100% ownership of Riverland Ag Corp., and a Commodity Logistics unit, containing its 25% interest in Stewart Southern Railway Inc. and its development of the Northgate, SK Commodity Logistics Centre. Riverland Ag Corp. is a collection of nine (9) grain storage and handling assets in Minnesota, New York, and Ontario having aggregate storage capacity of approximately 48 million bushels.  Riverland Ag also manages two (2) facilities in Wyoming on behalf of its customer‐owner. Stewart Southern Railway Inc. is a short‐line railway with a range of 130 kilometres that operates in South‐eastern Saskatchewan. The Northgate Commodity Logistics Centre is a proposed $90 million grain, oil and oilfield supplies transloading site being developed in conjunction with Riverland Ag and several potential energy company partners, connected to BNSF Railway.

Cautionary Notice: This news release contains "forward‐looking information" within the meaning of applicable Canadian securities legislation and United States securities laws.  Forward‐looking information in this news release are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from current expectations.  Ceres undertakes no obligation to update forward‐looking information if circumstances or management's expectations should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward‐looking information.

For more information please contact:

Ross Marshall
TMX Equicom
(416) 815‐0700 ext. 238
rmarshall@tmxequicom.com